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                                                                       Exhibit 2

Contacts:
Press: W. Don Cornwell
Analysts: Ellen McClain

Telephone: 212-826-2530

                                                           For Immediate Release
                                                        Thursday, April 29, 1999

                        GRANITE BROADCASTING CORPORATION
                 ANNOUNCES DEFINITIVE AGREEMENT TO SELL KEYE-TV
                       IN AUSTIN, TEXAS TO CBS CORPORATION

                 SALE PROCEEDS TO REDUCE DEBT AND SUBSTANTIALLY
                            IMPROVE CAPITAL STRUCTURE

NEW YORK, - April 29, 1999 - Granite Broadcasting Corporation (NASDAQ: GBTVK) announced today that it has entered into a definitive agreement to sell KEYE-TV, the CBS affiliate serving Austin, Texas, to CBS Corporation (NYSE: CBS) for $160,000,000 in cash. Proceeds from the sale will be used to reduce indebtedness, thereby providing Granite with substantial additional flexibility to improve its capital structure. Granite expects to record a gain on the sale at the time of closing in excess of $100,000,000.
         Commenting on the announcement, W. Don Cornwell, Granite's Chairman and Chief Executive Officer, stated, "This transaction is a great deal for both parties. It is a significant step in Granite's plans to reduce indebtedness and improve our capital structure. Likewise, it provides CBS with an excellent station in an important, fast growing market. We would like to thank our employees at KEYE-TV for their efforts in building a strong foundation for the station under Granite's ownership. We wish them continued success and believe that with the resources and support of CBS, KEYE-TV can continue to be a leading station in the Austin community."
         "The Austin market is one of the fastest growing in the nation, with great demographics and an expanding high-tech community," said Mel Karmazin, President and Chief Executive Officer, CBS Corporation. "CBS already has a significant media position in Austin, with one AM and three FM radio stations serving the market. Since Granite acquired KEYE in 1995, they have created a strong news organization and aggressively promoted the station's image and brand identity as a CBS affiliate. KEYE-TV's competitive position will be enhanced by working with the other CBS media properties in the market and with CBS's programming and sales-related assets nationwide. We look forward to working with the excellent staff at the station to make KEYE the #1 television station in town."
         Consummation of the transaction is subject to approval by the Federal Communications Commission and customary closing conditions. The sale is expected to be completed by the end of 1999.Goldman, Sachs & Co.
advised Granite Broadcasting Corporation in this transaction.
                                    * * * * *
         CBS Corporation, the world's largest pure-play media company, is comprised of the CBS Television Network, with programming operations in Entertainment, News, Sports, Syndication and New Media -- including CBS.com and Country.com, as well as stakes in SportsLine USA, Inc. and MarketWatch.com, Inc.; the CBS Television Stations Division, currently with 14 CBS Owned television stations, seven of which are in Top 10 markets; CBS Cable, with two country networks and its regional sports operations; and more than an 80% stake in Infinity Broadcasting Corporation, which includes 160 radio stations and TDI, the Company's outdoor business. CBS Corporation recently announced a definitive merger agreement with King World Productions Inc.


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(NYSE:KWP), distributors of "The Oprah Winfrey Show," "Wheel of Fortune,"
"Jeopardy" and "The Hollywood Squares." That transaction is expected to close in mid-1999.
         Granite Broadcasting Corporation operates ten television stations in geographically diverse markets reaching 7.0% of the nation's television households. Two stations are affiliated with the CBS Television Network, three with the NBC Television Network (NBC), three with the ABC Television Network
(ABC) and two with the Warner Brothers Network (WB). The CBS affiliates are WTVH-TV, Syracuse, New York; and KEYE-TV, Austin, Texas. The NBC affiliates are KSEE-TV, Fresno-Visalia, California; WEEK-TV, Peoria-Bloomington, Illinois; and KBJR-TV, Duluth, Minnesota and Superior, Wisconsin. Granite also owns WEEK-FM in Eureka, Illinois and operates the radio station in combination with WEEK-TV. The ABC affiliates are WKBW-TV, Buffalo, New York; KNTV(TV), San Jose and Monterey-Salinas, California; and WPTA-TV, Fort Wayne, Indiana. The WB affiliates are KBWB-TV, San Francisco-Oakland-San Jose, California; and WDWB-TV, Detroit, Michigan. Granite was the 1995 BLACK ENTERPRISE Company of the Year and is number 6 on BLACK ENTERPRISE Magazine's 1998 Industrial/Service 100 List.
         This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which represent the Company's expectations or beliefs concerning future events. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. Such factors include, without limitation, general economic conditions, competition in the markets in which the Company's stations are located, technological change and innovation in the Broadcasting industry and proposed legislation. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language set forth in the Company's most recent Form 10Q report and other documents filed with the Securities and Exchange Commission. There can be no assurance that the actual results, events or developments referenced herein will occur or be realized. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

ADDITIONAL
PRESS CONTACTS:
Chris Plunkett                        Gil Schwartz               Dana McClintock
Brainerd Communicators                CBS Corporation            CBS Corporation
(212) 986-6667                        (212) 975-2121              (212) 975-1077